Exhibit 12.1

CARAUSTAR INDUSTRIES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	1999	2000	2001		2002		2003	Nine Months Ended September 30, 2004
Earnings:
Income (Loss) from continuing operations before income taxes, minority interest, reversal of loss on discontinued operations, and cumulative effect of accounting changes	$64,641	$13,829	$(22,295)		$(27,778)		$(42,330)	$(7,469)
Equity in income of less-than-50-percent-owned entities	—	—	—		—		—	—
Fixed charges	30,528	41,776	49,997		47,245		54,288	39,870
Less capitalized interest expense	(626)	(852)	—		—		—	—

Earnings	$94,543	$54,753	$27,702		$19,467		$11,958	$32,401

Fixed charges:
Interest expense	$25,735	$35,730	$43,492		$39,938		$47,227	$35,046
Amortization of debt issuance costs	142	737	1,566		1,534		(214)	(632)
Estimate of the interest cost within rental expense	4,025	4,457	4,939		5,773		7,275	5,456
Capitalized interest expense	626	852	—		—		—	—

Fixed charges	$30,528	$41,776	$49,997		$47,245		$54,288	$39,870

Ratio of earnings to fixed charges	3.10	1.31	(¹	)	(¹	)	(¹ )	(¹ )

(¹)	For the nine months ended September 30, 2004 and fiscal years 2003, 2002 and 2001, earnings were inadequate to fixed charges. The deficiency was $7.47 million for the nine months ended September 30, 2004, and $42.3 million, $27.8 million and $22.3 million for 2003, 2002 and 2001, respectively.